June 14, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Ciglarette, Inc.
Amendment No. 2 to Form S-1
Filed on: June 9, 2010
File No. : 333-166343

Dear Ms. Murphy:

We represent Ciglarette, Inc. (“Ciglarette” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 7, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 filed on June 9, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note that you are registering a significant number of your outstanding shares for resale.  Due to the significant number of shares being registered and the fact that many of them were issued recently, it appears that this may be an indirect primary offering by the company.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.  If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  This analysis should include the following among any other relevant factors:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf  of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares;

•	An explanation of the relationship between the company and each of the selling shareholders;

•	Any relationships among any of the selling shareholders; and

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments).

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments).

Answer:
Please note that S1 has been revised to registered a total of less than 1/3 of non-affiliates shares of the Company.    Based upon same this should no longer been deemed an indirect primary offering by the Company and the selling stockholders are not deemed underwriters.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin